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FORM 12b-25	SEC FILE NUMBER 0-5890

NOTIFICATION OF LATE FILING	CUSIP NUMBER N/A

(Check one):	□ Form 10-K	□ Form 20-F	□ Form 11-K	☒ Form 10-Q	□ Form N-SAR	□ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

GCI, Inc.

Full Name of Registrant

Former Name if Applicable

2550 Denali Street, Suite 1000

Address of Principal Executive Office (Street and Number)

Anchorage, Alaska 99503

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GCI, Inc. could not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense in light of the circumstances described below. On May 7, 2008, GCI, Inc.’s parent company, General Communication, Inc. (“GCI”), issued a press release announcing its preliminary financial results for the quarter ended March 31, 2008, and furnished the results to the Securities and Exchange Commission on a current report on Form 8-K (the “Earnings Release”). As was disclosed in the Earnings Release, GCI is determining the effect of an error in calculating depreciation in the initial year an asset is placed in service, and for capitalizing interest on certain assets. The effect of the error, if any, will be identical on GCI, Inc.’s financial statements. Due to the additional time required for GCI, Inc. to determine the effect of these calculating errors and to prepare its financial statements and the Form 10-Q based upon this determination, GCI, Inc. could not file its quarterly report on Form 10-Q by the May 15, 2008 filing deadline. However, it intends to file the Form 10-Q within the five day filing extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
John Lowber	(907)	868-5600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒       No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒       No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 7, 2008, GCI issued its quarterly Earnings Release and furnished the Earnings Release to the Securities and Exchange Commission on a current report on Form 8-K. As stated in the Earnings Release, GCI is determining the effect of an error in calculating depreciation in the initial year an asset is placed in service, and for capitalizing interest on certain assets. The effect of the error, if any, will be identical on GCI, Inc.’s financial statements. The previous methods were not in conformance with generally accepted accounting principles (“GAAP”). Revenues and EBITDAS are not affected. The Company is currently assessing the impact these errors may have on previously reported annual and quarterly periods. If the errors are determined to be material to a particular prior period the Company would be required to restate its previously issued financial statements for that period. It is also possible that other periods would be restated for immaterial errors as a result of the restatement of material errors.

GCI, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2008	By:	/s/ John M. Lowber
John M. Lowber
Principal Accounting and Financial Officer